SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 11, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published announcements on October 11, 2009 on the Hong Kong Stock Exchange’s website with respect to the following:

(1)
at http://www.hkexnews.hk/listedco/listconews/sehk/20091011/LTN20091011010.pdf, the circular of the extraordinary general meeting to be held by the Company (the “EGM”) on November 27, 2009 concerning, among other things, (i) proposed transfer of the Company’s 50% equity interest in MTU Maintenance Zhuhai Co. Ltd. (a joint venture established between the Company and MTU Aero Engines GmbH on March 2, 2001, the “JV Company”) to China Southern Air Holding Company, the controlling shareholder of the Company (“CSAHC”); and (ii) the agreement entered into by and among the Company, CSAHC, MTU Aero Engines GmbH and the JV Company regarding the rights and obligations of the parties following the proposed equity transfer;

(2)	at http://www.hkexnews.hk/listedco/listconews/sehk/20091011/LTN20091011018.pdf, the notice of the EGM;

(3)	at http://www.hkexnews.hk/listedco/listconews/sehk/20091011/LTN20091011027.pdf, the form of proxy for attending the EGM; and

(4)	at http://www.hkexnews.hk/listedco/listconews/sehk/20091011/LTN20091011029.pdf, the reply slip for attending the EGM

English versions of the above announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: October 11, 2009